December 26, 2019

Hugo De Stoop
Chief Financial Officer
Euronav NV
De Gerlachek aai 20
2000 Antrwerpen
Belgium

       Re: Euronav NV
           Form 20-F for the fiscal year ended December 31, 2018
           Filed on April 30, 2019
           File No. 001-36810

Dear Mr. De Stoop:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2018

Item 5. Operating and Financial Review Prospects
Critical Accounting Policies
Calculation of Recoverable Amount, page 85

1. We note in determining the recoverable amount of your tankers, you make several assumptions about your future performance and develop estimates of future cash flows.
      We note that in the past you used a fixed cut of 10 years to define a shipping cycle and 10 year historical average spot freight rates as forecast charter rates. However, in 2018, you define a shipping cycle to include the past 20 years and use forecast charter rates based on a weighted average of the past and ongoing current shipping cycle. You state that when using 10 year historical charter rates in your impairment analysis, it indicated that an impairment is required for of the tanker fleet in the amount of $47.9 million in 2018.
      Please address the following:

           Please explain in detail the new methodology, the basis for the new forecasted cycle
 Hugo De Stoop
Euronav NV
December 26, 2019
Page 2
              and related assumptions used in 2018, why it is preferable and the underlying reasons for the change.
              Please explain how the recoverable amount determined under the new methodology using a longer shipping cycle is more reliable and represents management's best estimate of the range of economic conditions that will exist over the remaining useful life of the tanker fleet.
              Considering significant volatility and declines in charter rates in recent years, tell us how using the last 20 years for a shipping cycle provides management the ability to give more weight to recent and current market experience than a 10 year period.

         Please refer to paragraphs 33 to 38 of IAS 36 for further guidance and revise your disclosures as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameHugo De Stoop                                 Sincerely,
Comapany NameEuronav NV
                                                                Division of
Corporation Finance
December 26, 2019 Page 2                                        Office of
Energy & Transportation
FirstName LastName